UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

MEI Pharma Inc.

(Name of Issuer)

Common Stock, $0.00000002 par value

(Title of Class of Securities)

55279B202

(CUSIP Number)

JACOB MA-WEAVER CABLE CAR CAPITAL LLC 601 California Street, Suite 1151 San Francisco, California 94108 (415) 857-1965	BRUCE R. WINSON ANSON FUNDS MANAGEMENT LP 16000 Dallas Parkway, Suite 800 Dallas, Texas 75248 (214) 866-0202

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA, PN

3

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA, PN

5

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, OO

6

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

7

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

FI, CO

8

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

9

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

10

CUSIP No. 55279B202

Explanatory Note

Anson Funds Management LP, Anson Management GP LLC, Bruce R. Winson, Anson Advisors Inc., Amin Nathoo and Moez Kassam (the “Anson Parties”) filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 14, 2023, to report that, as of December 31, 2022, the Anson Parties beneficially owned 10,617,959 shares of Common Stock, $0.00000002 par value per share (the “Shares”), of MEI Pharma Inc., a Delaware corporation (the “Issuer”), or approximately 8.0% of the then-outstanding Shares. On May 19, 2023, the Reporting Persons formed a group with Funicular Funds, LP, Cable Car Capital LLC and Jacob Ma-Weaver, and are filing this statement on Schedule 13D to report the formation of the group.

Item 1.	Security and Issuer

The security to which this statement relates is the Shares of the Issuer, whose principal executive offices are located at 11455 El Camino Real, Suite 250, San Diego, California 92130.

Item 2.	Identity and Background

(a)       This statement is being filed by:

i.	Funicular Funds, LP, a Delaware limited partnership (“Funicular”);
ii.	Cable Car Capital LLC, a California limited liability company (“Cable Car”);
iii.	Jacob Ma-Weaver, the managing member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by Funicular;
iv.	Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership (“Anson Management”);
v.	Anson Management GP LLC, a Texas limited liability company (“Anson GP”);
vi.	Bruce R. Winson, the principal of Anson Management and the managing member of Anson GP;
vii.	Anson Advisors Inc., an Ontario, Canada corporation (“Anson Advisors”);
viii.	Amin Nathoo, a director and the CEO, Secretary and Chief Compliance Officer of Anson Advisors; and
ix.	Moez Kassam, a director and the Chief Investment Officer and President of Anson Advisors.

Each of Funicular, Cable Car, Mr. Ma-Weaver, Anson Management, Anson GP, Mr. Winson, Anson Advisors, Mr. Nathoo and Mr. Kassam are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

11

CUSIP No. 55279B202

(b)       The principal business address for Funicular, Cable Car and Mr. Ma-Weaver is 601 California Street, Suite 1151, San Francisco, California 94108. The principal business address for Anson Management, Anson GP and Mr. Winson is 16000 Dallas Parkway, Suite 800, Dallas, Texas 75248. The principal business address for Anson Advisors, Mr. Nathoo and Mr. Kassam is 155 University Ave, Suite 207, Toronto, ON, M5H 3B7.

(c)       Funicular is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of Funicular. The principal business of Anson Management is investing in securities. The principal business of Anson Advisors serving as an investment advisors to various private investment funds. The principal business of Anson GP is serving as the general partner of Anson Management. The principal business of Mr. Winson is serving as the principal of Anson Management and as the managing member of Anson GP. The principal business of Mr. Nathoo is serving as a director and the CEO, Secretary and Chief Compliance Officer of Anson Advisors. The principal business of Mr. Kassam is serving as a director and the Chief Investment Officer and President of Anson Advisors.

(d)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Ma-Weaver and Winson are citizens of the United States of America. Messrs. Nathoo and Kassam are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares of the Issuer purchased by Funicular were acquired for an aggregate purchase price of $1,940,505.36 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of Funicular. Although Funicular has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

The Shares of the Issuer purchased by the Anson Funds were acquired for an aggregate purchase price of $9,911,486.41 inclusive of brokerage commissions. Although the Anson Funds have the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

12

CUSIP No. 55279B202

On May 23, 2023, the Reporting Persons delivered a letter (the “Acquisition Proposal”) to the Chairman of the Issuer conveying their proposal to acquire all outstanding Shares of the Issuer not already held by their respective funds for cash consideration of not less than $8.00 per share, plus a contingent value right representing the right to receive 80% of the net proceeds from any license or disposition of the Issuer’s clinical assets (the “Proposed Transaction”).

Among other things, the Acquisition Proposal states the following:

(i)	The Proposed Transaction would provide the Issuer’s stockholders with immediate certainty of value by delivering cash consideration at a significant premium to the prevailing market value of the Issuer’s Shares.
(ii)	The Reporting Persons believe the Proposed Transaction is more favorable to the Issuer’s stockholders, from a financial point of view, compared to the Issuer’s Agreement and Plan of Merger with Infinity Pharmaceuticals, Inc. (“Infinity”).
(iii)	The Reporting Persons disagree with the fairness opinion of Torreya Capital, LLC and take exception to several financial analyses presented in the Issuer’s registration statement on Form S-4.
(iv)	The Reporting Persons believe that the Infinity transaction is unlikely to be approved by the Issuer’s stockholders due to Infinity’s precarious financial position, the negative market reaction to the deal announcement, and the lack of market interest in Infinity’s lead asset.

The Acquisition Proposal concludes with a reminder to the Issuer’s board of directors (the “Board”) of its fiduciary duties under Delaware law and cautions the Board that failing to engage in good faith negotiations with the Reporting Persons regarding the Acquisition Proposal would be inconsistent with those duties.

A copy of the Acquisition Proposal is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

13

CUSIP No. 55279B202

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate percentage of Shares reported owned by the Reporting Persons is based on 6,662,857 shares outstanding as of May 8, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023. As of the date hereof, Funicular beneficially owned 326,400 Shares, constituting approximately 4.9% of the Issuer’s outstanding Shares. Cable Car, as the general partner of Funicular, may be deemed the beneficial owner of the 326,400 Shares owned by Funicular. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 326,400 Shares owned by Funicular. As of the date hereof, Anson Management, Anson GP, Mr. Winson, Anson Advisors, Mr. Nathoo and Mr. Kassam are the beneficial owners of 662,528 Shares, constituting approximately 9.9% of the Issuer’s outstanding Shares, held by private funds to which each of Anson Management and Anson Advisors serve as co-investment advisors (the “Anson Funds”).

(b)       Funicular has sole voting and dispositive power over the Shares reported herein as owned by Funicular. Anson Management and Anson Advisors serve as co-investment advisors to the Anson Funds and may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As the General Partner of Anson Management, Anson GP may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As the principal of Anson Management and Anson GP, Mr. Winson may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As directors of Anson Advisors, each of Messrs. Nathoo and Kassam may each direct the vote and disposition of the Shares reported herein as owned by the Anson Funds.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 19, 2023, the Reporting Persons entered into the Group Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference (the “Group Agreement”). Pursuant to the terms of the Group Agreement, the parties thereto have agreed, among other things, (i) to form the Group for the purpose of working together to enhance shareholder value at the Issuer and (ii) to the filing, separately or jointly, of Schedule(s) 13D on behalf of each of them with respect to the securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

14

CUSIP No. 55279B202

Item 7.	Material to Be Filed as Exhibits
99.1	Group Agreement, by and among Funicular Funds, LP, Cable Car Capital LLC, Jacob Ma-Weaver, Anson Funds Management LP, Anson Management GP LLC, Bruce R. Winson, Anson Advisors, Inc., Amin Nathoo and Moez Kassam, dated May 19, 2023
99.2	Acquisition Proposal, dated May 23, 2023

15

CUSIP No. 55279B202

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

ANSON FUNDS MANAGEMENT LP

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
	Name:	Amin Nathoo
	Title:	Director

By:	/s/ Moez Kassam
	Name:	Moez Kassam
	Title:	Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

16

CUSIP No. 55279B202

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

FUNICULAR FUNDS, LP

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Exercise of May 2023 Call Option ($7 Strike Price)	126,000	7.0002	05/18/2023
Purchase of May 2023 Call Option ($7 Strike Price)	1,260	0.4332	05/16/2023
Sale of May 2023 Put Option ($5 Strike Price)	(1,001)	0.2447	05/01/2023
Sale of May 2023 Put Option ($5 Strike Price)	(5,000)	0.1797	04/27/2023
Sale of May 2023 Put Option ($5 Strike Price)	(388)	0.1952	04/27/2023
Sale of May 2023 Put Option ($5 Strike Price)	(102)	0.3947	04/24/2023
Purchase of Common Stock	25,149	4.8050	04/20/2023
Purchase of Common Stock	7,350	4.7868	04/17/2023
Sale of Common Stock[1]	(0.4000)	4.6500	04/17/2023
Purchase of Common Stock	2,588*	4.8480*	04/12/2023
Purchase of Common Stock	4,311*	4.8419*	04/11/2023
Purchase of Common Stock	2,342*	4.6460*	04/10/2023
Purchase of Common Stock	12,476*	4.5874*	04/06/2023
Purchase of Common Stock	24,972*	4.6561*	04/05/2023
Purchase of Common Stock	4,278*	4.6096*	04/04/2023

ANSON FUNDS MANAGEMENT LP

(Through the Anson Funds)

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock[2]	0.9500	4.8020	04/14/2023

1 Represents fractional shares liquidated pursuant to the reverse stock split of the Issuer’s common stock, announced on April 14, 2023 and effective April 17, 2023.

* Adjusted for the 1-for-20 reverse stock split.

2Represents fractional shares liquidated pursuant to the reverse stock split of the Issuer’s common stock, announced on April 14, 2023 and effective April 17, 2023.